

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 12, 2024

Stephen Herbert
Chief Executive Officer
Rezolve AI Limited
3rd Floor, 80 New Bond Street
London, W1S 1SB
United Kingdom

   Re: Rezolve AI Limited
     Amendment No. 4 to Registration Statement on Form F-4
     Filed January 19, 2024
     File No. 333-272751

Dear Stephen Herbert:

  We have reviewed your amended registration statement and have the following comments.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our December 18, 2023 letter.

Form F-4 filed January 19, 2024

Business of Rezolve AI Limited
Acquisitions
Any Lifestyle Marketing GmbH, page 237

1. We note your response to prior comment 4. Please file as exhibits the agreements you provided as supplemental information or advise why this is not required. Refer to Refer to Item 21 of Form F-4 and Item 601(b)(2) and (10) of Regulation S-K.

Financial Statements - Rezolve AI Limited and Subsidiaries
Note 15. Business Combinations
Acquisition of Any Lifestyle Marketing GmbH ("ANY Acquisition"), page F-32

2.   We note your response to comments four to nine of your letter dated January 18, 2024, and your correspondence dated January 25, 2024, March 6, 2024, and March 22, 2024, regarding the consolidation of ANY. Based on the responses and additional teleconferences on March 5 and 21, 2024, we object to your conclusion to consolidate ANY as the primary beneficiary as of August 30, 2021 through February 11, 2022 and subsequent to December 28, 2022. We do not believe that the contractual rights in the Binding Term Sheets provide Rezolve the power to direct the activities that most significantly impact the VIE's economic performance.

Please contact Inessa Kessman at 202-551-3371 or Robert Littlepage at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Kyle Wiley at 202-344-5791 or Matthew Crispino at 202-551-3456 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Gerry Williams